

02003949

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Expires: October 31, 2001
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

3/8/02 FV

SEC FILE NUMBER
8- 48975

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 AND ENDING 12/31/2001
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CO. NAME: RUBICON HOLDINGS INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(DBA) RUBICON SECURITIES 401 CITY AVE. SUITE 528
(No. and Street)

BALA CYNWYD | PA | 19004
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ISDANER & COMPANY LLC
(Name – *if individual, state last, first, middle name*)

THREE BALA PLAZA SUITE 501 WEST BALA CYNWYD PA 19004
(Address) (City) (State) (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, KARL A. RAUCH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RUBICON SECURITIES, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notarial Seal
Andrea Feeney, Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires Sept. 23, 2002
Member, Pennsylvania Association of Notaries

Notary Public

Signature

MANAGING DIRECTOR

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ISDANER & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS

RUBICON HOLDINGS INCORPORATED

DECEMBER 31, 2001

THREE BALA PLAZA ◦ SUITE 501 WEST ◦ BALA CYNWYD ◦ PENNSYLVANIA ◦ 19004-3484

(610) 668-4200 ◦ Fax (215) ISDANER ◦ Fax (610) 667-4329 ◦ Email: isdanerllc.com

CONTENTS

ISDANER &
COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Certified Public Accountants

Managing Director
Rubicon Holdings Incorporated
Bala Cynwyd, PA

We have audited the accompanying statement of financial condition of Rubicon Holdings Incorporated (the "Company") as of December 31, 2001, and the related statements of earnings, change in stockholder's equity, cash flows, and changes in subordinated liabilities for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information required under Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Isdaner & Company, LLC

February 1, 2002

THREE BALA PLAZA ◦ SUITE 501 WEST ◦ BALA CYNWYD ◦ PENNSYLVANIA ◦ 19004-3484

(610) 668-4200 ◦ Fax (215) ISDANER ◦ Fax (610) 667-4329 ◦ Email: isdanerllc.com

RUBICON HOLDINGS INCORPORATED

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash		$ 325
Note receivable - related party		75,000
Customer receivables		180,279
Due from stockholders		16,560
Property and equipment - at cost, less accumulated depreciation of $9,892		4,196
Other assets		4,986
		$281,346

LIABILITIES AND DEFICIT IN STOCKHOLDERS' EQUITY

Liabilities:		
Note payable		$ 75,000
Accounts payable and accrued expenses		77,220
Due to stockholders		16,560
Subordinated debt		150,000
Deficit in stockholders' equity:		
Common stock	$ 10	
Accumulated deficit	(37,444)	(37,434)
		$281,346

The accompanying notes are an integral part of this statement.

RUBICON HOLDINGS INCORPORATED

STATEMENT OF EARNINGS

YEAR ENDED DECEMBER 31, 2001

Revenue:		
Commissions and fees		$637,369
Interest and dividends		2,544
		639,913
Expenses:		
Compensation	$215,411	
Payroll taxes and fringe benefits	30,153	
Clearing charges	16,710	
Depreciation and amortization	1,824	
Electronic data	36,357	
Facility and equipment rentals	77,902	
Insurance	11,779	
Interest	23,000	
Office and supplies	20,574	
Professional fees	18,600	
Public relations	222	
Regulatory fees	4,404	
Taxes	8,170	
Telephone and utilities	43,013	
Travel and entertainment	53,716	561,835
Net earnings		$ 78,078

The accompanying notes are an integral part of this statement.

RUBICON HOLDINGS INCORPORATED

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2001

	Common Stock			Retained	
	Class A Shares	Class B Shares	Amount	Earnings (Deficit)	Total
Balance, January 1, 2001	1,000	9,000	$10	$ 34,607	$ 34,617
Net earnings for the year	-	-	-	78,078	78,078
Dividends	-	-	-	(150,129)	(150,129)
Accumulated deficit, December 31, 2001	1,000	9,000	$10	($ 37,444)	($ 37,434)

The accompanying notes are an integral part of this statement.

RUBICON HOLDINGS INCORPORATED

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:	
Net earnings	$ 78,078
Adjustments to reconcile net earnings to net cash provided by operating activities:	
Depreciation	1,824
Change in assets and liabilities:	
Receivables	(39,610)
Other current assets	(241)
Accounts payable and accrued expenses	47,803
Net cash provided by operating activities	87,854
Cash flows from financing activities:	
Proceeds from note payable	100,000
Repayment of note payable	(125,000)
Dividends	(150,129)
Net cash used in financing activities	(175,129)
Net decrease in cash	(87,275)
Cash at beginning of year	87,600
Cash at end of year	$ 325
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 24,000

The accompanying notes are an integral part of this statement.

RUBICON HOLDINGS INCORPORATED

STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES

YEAR ENDED DECEMBER 31, 2001

	Subordinated Liabilities - (Nonstockholders)	Subordinated Liabilities - (Stockholders)	Total
Balance as of January 1, 2001 and December 31, 2001	$75,000	$75,000	$150,000

The accompanying notes are an integral part of this statement.

RUBICON HOLDINGS INCORPORATED
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

Organization and Nature of Operations

Rubicon Holdings Incorporated (the "Company") is a registered investment advisor registered with the Securities and Exchange Commission (SEC). Other full service brokerage firms maintain custody of the assets under management. Those firms also handle all trading activity, and operational issues including record keeping and compliance requirements. The Company has also provided full service brokerage services as a member of the National Association of Securities Dealers (NASD), and has discontinued those services after October 2001. The Company has terminated its relationship with the brokerage firm that had been clearing all of its trading transactions.

Property and Equipment and Depreciation

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of property and equipment and the amortization of leasehold improvements are provided at rates based on the estimated useful lives, or lease terms, if shorter, using the straight-line method.

Revenue

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract. Commissions and related clearing expenses were recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Company has elected to be taxed as an S corporation under the Internal Revenue and Pennsylvania income tax codes. Under these provisions, the Company does not pay federal or Pennsylvania income taxes on its taxable income. The Company's income or loss is included in the income tax returns of the stockholders.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NOTE RECEIVABLE

The $75,000 note is due from a related party, who has also advanced funds to the Company under a subordinated debt arrangement (Note 5). The note is non-interest-bearing, due on demand, and collateralized by cash and securities in a restricted account. The value of the cash and securities as of December 31, 2001 approximated $109,909.

NOTE 3 - DUE TO (FROM) STOCKHOLDERS

Amounts due to (from) stockholders as of December 31, 2001 represent short-term non-interest-bearing advances.

NOTE 4 - NOTE PAYABLE

The note payable is unsecured, due to a stockholder, and matures in 2004. The note bares interest at a rate of zero percent (0%) per annum through February 15, 2002 and at a rate of 10% per annum thereafter. The Company will pay accrued interest on the outstanding amount of the note, commencing February 28, 2002 and continuing quarterly thereafter until repayment in full of the note has been made.

NOTE 5 - SUBORDINATED DEBT

An individual related to a stockholder has loaned $75,000 to the Company in accordance with NASD-approved subordinated loan agreement regulations. Repayment of the debt and interest are subordinated to the rights of all present and future creditors of the Company. The note bears interest at 6% and matures in 2002.

Two of the Class B stockholders have loaned a total of $75,000 to the Company in accordance with the NASD-approved subordinated loan agreement regulations. Repayment of this debt is also subordinated to the rights of all present and future creditors of the Company. These notes bear interest at 12% and matures in 2003.

Interest on the subordinated debt is payable quarterly.

NOTE 6 - STOCKHOLDER AGREEMENT

The Company's stockholders have agreed to limit their ability to dispose of the shares of the Company. The existing stockholders have the right of first refusal for all shares, at a value established in the agreement. Additionally, upon the death, retirement, termination or insolvency of a stockholder, the agreement provides the Company the option to purchase all of the stock owned by such stockholder and each and every other stockholder to whom such stockholder had transferred stock as permitted by the agreement.

NOTE 7 - LEASES

The Company leases its office space and office equipment under noncancellable operating leases scheduled to expire in 2006.

Minimum future rentals under the leases are as follows:

Year Ending December 31,	
2002	$ 71,332
2003	34,751
2004	6,030
2005	6,030
2006	4,020
	$122,163

Total rent expense for all operating leases totaled $77,902 for the year ended December 31, 2001.

NOTE 8 - STOCKHOLDERS' EQUITY

	Class A	Class B
Shares authorized	2,000	18,000
Shares issued and outstanding	1,000	9,000
Par value	$.001	$.001

The rights of the holders of both Class A and Class B common stock are identical with the exception of voting rights. Holders of Class A and Class B common stock are entitled to 100 votes and 1 vote, respectively, for each share held.

NOTE 9 - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital. At December 31, 2001, the Company's "aggregate indebtedness" and "net capital" (as defined) were $168,780 and ($95,145) respectively, and its aggregate indebtedness to net capital ratio was (1.77) to 1.0. "Net capital" was below required net capital by ($106,398) at that date. Rule 15c3-1 provides that equity capital may not be withdrawn if the resulting net capital of a broker-dealer would be less than the amount required under the Rule. At this time, the NASD has not taken any action related to the capital violation; however, the Company's broker-dealer license could be restricted or terminated.

The Company is exempt from both the computation of reserve requirements (Rule 15c3-3) and the possession or control requirements (Rule 15c3-3, Exhibit A) because it does not carry security accounts for customers or perform custodial functions relating to customer securities.

NOTE 10 - REGISTERED INVESTMENT ADVISOR REQUIREMENTS

The net capital and tangible net worth of the Company at December 31, 2001 as defined by the Pennsylvania Investment Advisor Registration requirements was ($95,145) computed as follows:

Stockholders' deficit	($ 37,444)
Plus subordinated debt	150,000
	112,556
Less non-allowable assets	207,701
Net capital before haircuts on securities	(95,145)
Less: haircuts on securities	-
Net capital under Rule 15c3-1	($ 95,145)
Required net capital	$ 11,253
Minimum net capital	$ 5,000

RUBICON HOLDINGS INCORPORATED

SUPPLEMENTARY INFORMATION REQUIRED UNDER RULE 15c3-1

DECEMBER 31, 2001

NET CAPITAL	
Total stockholders' equity (deficit)	($ 37,444)
Plus subordinated debt	150,000
Total available capital	112,556
Less nonallowable assets:	
Accumulated interest on deposit account	1,680
Prepaid expenses	4,727
Property and equipment	4,196
Equipment deposits	259
Due from stockholders	16,560
Customer receivables	180,279
	207,701
Net capital before haircuts on securities	(95,145)
Less haircuts on securities	-
Net capital (deficit)	($ 95,145)
AGGREGATE INDEBTEDNESS	
Note payable	$ 75,000
Accounts payable and accrued expenses	77,220
Due to stockholders	16,560
Total aggregate indebtedness	$168,780
Ratio of aggregate indebtedness to net capital	(1.77) to 1
Percentage of subordinated loans (nonstockholders) to total available capital	66.6%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital	$ 5,000
Required net capital	$ 11,253
Excess net capital, at 1,500%	($106,398)
Excess net capital at 1,000%	($112,023)
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2001)	
Net capital as reported in Company's Form X-17A-5, Part II (unaudited)	($ 93,779)
Plus audit adjustments:	
Correct nonallowable asset computation:	
Petty cash	314
Accumulated interest on deposit account	(1,680)
	(1,366)
Adjusted net capital	($ 95,145)

NOTE: The Company is not subject to Rule 15c3-3(k)(2)(ii) since all customer transactions are cleared through another broker/dealer on a fully disclosed basis.



CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Certified Public Accountants
on Internal Control

Managing Director
Rubicon Holdings Incorporated
Bala Cynwyd, PA

In planning and performing our audit of the financial statements of Rubicon Holdings Incorporated for the year ended December 31, 2001 we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Rubicon Holdings Incorporated that we considered relevant in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11). We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company did not carry security accounts for customers or perform custodial functions relating to customer securities during the year ended December 31, 2001

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the

THREE BALA PLAZA ○ SUITE 501 WEST ○ BALA CYNWYD ○ PENNSYLVANIA ○ 19004-3484

(610) 668-4200 ○ Fax (215) ISDANER ○ Fax (610) 667-4329 ○ Email: isdanerllc.com

Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to on the preceding page, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the internal control procedures that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Rubicon Holdings Incorporated for the year ended December 31, 2001 and this report does not affect our report thereon dated February 1, 2002.

The Company does not maintain segregation of duties in the financial accounting system.

The stockholders withdrew distributions from the Company, which resulted in net capital of the Company being less than the amount required under Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2001to meet the Commission's objectives, except as qualified in the preceding paragraph.

This report is intended solely for the information and use of the management of Rubicon Holdings Incorporated and the Securities and Exchange Commission.

Asdaner & Company, LLC

February 1, 2002